ARCSOFT, INC.

46601 FREMONT BOULEVARD

FREMONT, CA 94538

July 29, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Atten: Ms. Loryn Zerner

Re:	ArcSoft, Inc. – Registration Statement on Form S-1
(File No. 333-118440)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) and (c) of the Securities Act of 1933, as amended, (the “Securities Act”), ArcSoft, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-118440), together with all exhibits thereto (the “Registration Statement”), originally filed with the Commission on August 20, 2004, as well as Amendment No. 1 to such Registration Statement as filed with the Commission on September 22, 2004, on the grounds that current market conditions do not support a public offering of the Registrant’s Common Stock at this time. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registration Statement has not been declared effective. No securities under the Registration Statement have been sold. Although no decision has been made at this time, the Registrant may undertake a private offering in reliance on Rule 155(c) under the Securities Act.

Sincerely,

ArcSoft, Inc.

/s/ Michael Deng
Michael Deng
President and Chief Executive Officer